Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington DC, 20549-7010

October 14, 2009

Re:	Nanophase Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 000-22333

Dear Mr. Cash:

We have reviewed your letter dated October 5, 2009 and submit the following responses. Nanophase Technologies Corporation (the “Company”) hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in its filings, that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, your questions and the Company’s answers are provided below, and a copy of your letter is attached to this letter.

1.	We appreciate your response to prior comment one; however, in your amendment [to Form 10-K for the fiscal year ended December 31, 2008], you omitted the disclosure that you previously provided that stated that your assessment of internal controls over financial reporting were based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).” As this language is required by Item 308(T)(a)(2) of Regulation S-K, please amend your document to re-insert this disclosure.

Answer: The Company is preparing an amended form and plans to file as described.

2.	We note that you present both the evaluation of disclosure controls and procedures and changes in internal control over financial reporting within your disclosure of management’s annual report on internal control over financial reporting. We remind you that these three disclosures should be presented separately with Item 9A. In future filings, please present these disclosures separately as required by Items 307 and 308(T) of Regulation S-K.

Answer: The Company will separate its disclosures in future filings as described.

3.	In your amendment [Amendment 1 to Form 10-Q for the Fiscal Year Ended March 31, 2009], you omitted the disclosure you previously provided regarding changes in internal control over financial reporting during the quarter. Please amend your document to re-insert this disclosure as required by Item 308(T)(b) of Regulation S-K.

Answer: The Company is preparing an amended form and plans to file as described.

If you have any further questions, please do not hesitate to contact the undersigned.

Best Regards,

Frank Cesario

Chief Financial Officer

Nanophase Technologies Corporation

1319 Marquette Drive

Romeoville, IL 60446

630-771-6700

Fax 630-771-0825

fcesario@nanophase.com